Richard Horowitz, Chairman and CEO
Marc Utay, Lead Independent Director
Richard Goodman, General Counsel


August 17, 2011

Via E-mail

Gentlemen:

I make the following DEMANDS of the board, at this time. Please let me know your response promptly.

1) I DEMAND that you release the peer company list from the previous Nadel Compensation Study.

2) I DEMAND you state the total number of your directors (and preferably which ones specifically) that have taken the time to compare the previous peer company list to P&F, to determine whether the peer comparisons are credible.

3) I DEMAND that you publicly release, in an 8-K filing or otherwise, the name of the consultant doing the current outside compensation review.

4) I DEMAND that you formally state your intent, in an 8-K filing or otherwise, to release the list of peer group companies, in the CURRENT outside compensation review, as soon as those peer group companies are made known to the compensation committee and/or board...and that such peer group list will be released to the entire shareholder base at least 30 days before ANY agreement with ANY new CEO is signed.

I am willing to have a direct and substantive one-on-one discussion on what I am trying to achieve on behalf of the entire shareholder base, and why a board acting in good faith would have long ago accomodated my requests. But I am NOT willing to have these demands ignored...or the spirit or intent behind them...which is to compel the board to show an appropriate level of accountability and transparency on matters of executive compensation, and improve the company's overall governance.

If the board should choose to ignore these demands, then unfortunately, it will leave me no choice but to haul back into the public sphere, and shine the light of day on, this and other matters, that continue to evidence a board thumbing its nose at, and showing its collective contempt for, our company's outside shareholder base.

You have done NOTHING since shortly after LAST year's shareholder meeting, to show the outside shareholder base that our company is being led in the proper direction, from a governance perspective. I have been patient for a very long time. But the board has failed to show any attempt to meet me half way with requests that I believe are eminently reasonable, and for which your unwillingness to accomodate suggests to me, in a stark and damning fashion, that the board has something to hide, or is afraid of releasing something that has absolutely no consequences to P&F's competitive position in the marketplace...but would only serve to build its credibility with its shareholder base, and the entire "Street," for that matter.

Let the light of day shine on the peer group company list, without fear. The truth will set you, and your outside shareholder base, free. It is time for you to show accountability and respect for this request, rather than derision and contempt. I would prefer not to have to explain to the entire shareholder base my thoughts, interpretations, and opinions on what has been transpiring at P&F the last year, but you've pretty much boxed me into a corner at this point. This is my last attempt to get you to see the light of day, since I, as a 7.6% owner of our company, would very very strongly prefer to keep these discussions out of the public sphere...just when our company is beginning a period of improvement.

As an alternative, the board might consider having me sign a NDA, which would allow me to privately review both compensation studies. Please do not push me into the need to bear public witness to your inexplicable, inexcusable, and unacceptable behavior regarding this issue.

I have waited long enough. I'M DONE WAITING.

Timothy Stabosz